July 8, 2010

Jeff Jaramillo
Accounting Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549
Mail Stop 3030

Re:           Infrared Systems International
Form 10-K for the fiscal year ended September 30, 2009
Filed December 18, 2009
Form 8-K dated April 16, 2010
Filed April 21, 2010
File No. 333-147367

Dear Mr. Jaramillo:

The following are our responses to your comment letter of May 11, 2010.

Form 8-K dated April 16, 2010

1.
We note from your disclosure in the 8-K dated April 16, 2010 that on April 14, 2010 IFRS sold 11,557,217 shares of common stock, representing 89.9% of the outstanding stock of IFRS immediately after the transaction to TFE for a purchase price of $200,000, consisting of $30,000 cash and a promissory note for $170,000.  It appears that TFE is wholly owned by Propalms and William Wright.  We also note from your disclosure in the 8-K dated April 21, 2010 that on April 19, 2010 the registrant closed on the acquisition of a 100% interest in the stock of Focus Systems, Inc. (“Focus”) from Propalms, making Focus a wholly owned subsidiary of the registrant.  To help us understand the impact  these transactions will have on your financial statements please provide us with the following:

•
Please tell us how you plan to account for the abovementioned transactions, including an explanation on how these transactions will be reported in the registrant’s respective financial statements.  As part of your response, please fully explain to us if you will account for the transactions as an acquisition or reverse acquisition, including your rationale for your conclusion.

ANSWER: There are two separate transactions which were outlined in two separate Form 8-K’s filed with the Commission. Since William Wright is not affiliated with Propalms in any way, IFRS and Propalms are not deemed to be under common control and common management. Also, it is noted that TFE is not owned by Propalms, rather only by William Wright.

The first transaction in which an 8-K was issued was for the change in control of Infrared Systems International (“the Company”) to TFE which is owned solely by William Wright. The accounting records on April 14, 2010 which will be reflected in the upcoming Form 10-Q will consist of the inclusion of $30,000 in cash which will be reflected in the statements of cash flows as a source from financing activities. Secondly, the note receivable for $170,000 will be recorded as a contra asset in the stockholders’ equity section of the balance sheet, as a non-cash financing activity in the statements of cash flows and a reserve against the note will be considered at such time. Third, stockholders’ equity will be recorded for the 11,557,217 shares at par value with the difference recorded to additional paid in capital. There is a clause regarding the repayment of the note after fifteen months. There are mitigating circumstances surrounding the repayment as another individual will assume responsibility for repayment. Therefore, the transaction should not be adjusted in any way at the outset of the transaction.

The second transaction which occurred five days later and caused an 8-K was for an acquisition of Focus Systems, Inc. (“Focus”). The series of two transactions was effectively completed on April 21, 2010. The Company applied the three materiality thresholds to the Focus transaction and deemed all three to fall below the 20% reporting requirement. Therefore, cost method of purchase accounting will be applied prospectively as of the date of acquisition. The Company will record Focus’ assets consisting of cash, and computer equipment and intangible customer lists. Since the issuance of common and preferred shares came with a higher valuation compared to the net assets acquired, goodwill will initially be recorded with an immediate charge to impairment since future cash flows from the customer lists are not certain.

•	Please tell us how your accounting supports the terms and changes in ownership structure as specified in the underlying contracts for each of the aforementioned transactions.

SEE ABOVE

•	Tell us which entity is the accounting acquirer and accounting acquiree, and your rationale that supports such conclusion.

None of the transactions will be accounted for as a reverse acquisition and recapitalization of the Company, through the wholly-owned subsidiary, Focus. Focus is not deemed to be the ultimate accounting acquirer (legal acquiree) and the Company is not deemed to be the ultimate accounting acquiree (legal acquirer) as in a traditional sense in most reverse mergers.

•	Please tell us the method used to value the accounting acquiree.

SEE ABOVE

Form 10-Kfor the year ender September 30 ,2009

Financial Statements page

Note 5. Definite Lived Intangible Assets, page 23

2.
It appears from your response to our prior comment 1 that you have not generated revenue from the technology underlying the pending patent.  In this regard, tell us how you reasonably concluded that the pending patent will generate revenue for its entire 20 year life from the date of filing the application.

ANSWER: We do not anticipate 20 years of revenue generation from the patent.  Rather, our estimates were based upon 178 months (14 years 10 months) of revenue generation before the patent’s legal life ends.

3.	Please refer to our prior comment 3. Please tell us how you considered each of the rejections from the patent office as part of your impairment analysis.

ANSWER:  Each of the rejections from the patent office raised some doubt as to whether the patent would eventually be granted.  At the time of each rejection, we evaluated in consultation with our patent attorney the likelihood of our patent application succeeding.  We concluded each time that we believed the issues raised could be addressed to the patent office’s satisfaction so that the patent would eventually be granted.  As a result of our responses to the issues raised with each of the rejections, the patent office on June 15, 2010 was granted (patent number 7,738,008).  A copy of the abstract is attached to this response letter for your information.

4.
It appears from your response to our prior comment 2 that the only patent costs capitalized, which sums to the definite-life intangible asset amounts reported on page 17 and 23 are attorney’s fees paid to prepare the patent application and responses to the U.S. Patent Office.  Please tell is why these costs are not more in line with research and development costs encompassed by FASB ASC 730-10, which shall be charged to expense when incurred.

ANSWER:   While the costs of developing and testing the technology have been expensed as research and development costs as incurred, the costs of acquiring the patent - an identifiable definite-life intangible asset – are capitalized in accordance with FASB ASC 350-30.  While we are unable to determine the fair value of the patent, we can easily determine the fair value of what we have paid to obtain the patent, which are the attorney fees.  The capitalized costs of the pending patent application have been periodically tested for impairment in accordance with FASB ASC 350-30.  We provide the following detailed information regarding the impairment testing at September 30, 2009.

While the patent application had been rejected again, we determined through consultation with our patent attorney that the issues raised by the patent office were of diminishing significance and that we would be able to address them to the satisfaction of the patent office.  Ultimately, our determination was correct and the patent was granted in June 2010.

We have planned to license or sell the technology now protected by our patent.  We did not market the technology while the patent application was pending.  Therefore, no revenues were expected from the technology until after the patent was granted.

We had estimated 9 to 15 months for the patent to be granted and for the negotiation of an agreement to use our technology.  Subtracting this timeframe from the remaining life of the anticipated patent, we estimated 178 months (14 years 10 months) of revenue generation.

We estimated approximately $5,000,000 in revenues to be generated during those 178 months through licensing or selling our technology with only nominal expenses to be incurred.  We believed that at least that amount of revenues would be generated from the technology in the event the patent was granted, based upon our analysis of revenues from other security systems.

Since the undiscounted estimated future cash flows exceeded the capitalized costs of the pending patent application totaling $33,970, no impairment was indicated and we did not proceed to the second step of the impairment testing where the fair value of the asset is estimated.

Acknowledgements

5.	Please provide the previously requested acknowledgements signed by an officer of the company.

ANSWER:   Acknowledgements provided below.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosures in the filings. The staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact us with any questions you may have in this regard.

Sincerely,

 /s/ William Wright
William Wright
Chief Executive Officer